EXHIBIT 99.5


                  REDEMPTION, AMENDMENT AND EXCHANGE AGREEMENT

          REDEMPTION, AMENDMENT AND EXCHANGE AGREEMENT (the "Agreement"), dated as of October 31, 2004, by and between Commtouch Software Ltd., an Israeli corporation, with headquarters located at 1A Hazoran Street, Poleg Industrial Park, Netanya 42504, Israel (the "Company"), and [Smithfield Fiduciary LLC] [Omicron Master Trust] [Cranshire Capital L.P.] [Vertical Ventures, LLC] [Israel Seed IV, L.P.] (the "Investor").

          WHEREAS:

          A. The Company, the Investor and certain other investors (the "Other Investors", and collectively with the Investor, the "Investors") have entered into that certain November SPA, dated as of November 26, 2003 (as certain terms were amended in that certain November SPA, dated May 18, 2004 ("May SPA"), by and among the Company and the Investors) (the "November SPA"), pursuant to which, among other things, the Investors purchased from the Company (i) an aggregate of US$3,000,000 principal amount of senior secured convertible notes of the Company (the "Initial Notes"), convertible into the Company's Ordinary Shares, NIS 0.05 nominal value per share (the "Ordinary Shares") at a conversion price of US$0.83 per share (as converted, the "Initial Conversion Shares"), in accordance with the terms of the Initial Notes, and (ii) warrants (the "Initial Warrants") to acquire additional Ordinary Shares at an exercise price of US$0.83 per share (as exercised, the "Initial Warrant Shares");

          B. Subject to the terms and conditions set forth in the November SPA, the Investors have the right to purchase (the "Purchase Rights"), and the Company may be required to sell (i) up to an aggregate of US$3,000,000 principal amount of Additional Notes (as defined in the November SPA) convertible into the Company's Ordinary Shares at a conversion price of US$0.90 and (ii) Additional Warrants (as defined in the November SPA) to purchase Ordinary Shares at an exercise price of US$0.90 per share (as exercised, the "Additional Warrant Shares");

          C. In connection with the transactions set forth in the November SPA, the Company entered into a Security Agreement, a Debenture and a Guarantee, each dated as of December 26, 2003 (collectively, the "Security Agreements"), pursuant to which, among other things, the Grantor (as defined in the Security Agreements) guaranteed the Company's obligations under the November SPA and granted to the Collateral Agent (as defined in the Security Agreement) for the benefit of the Investors a security interest in all the personal property of the Grantor to secure its guarantee;

          D. Contemporaneously with the execution and delivery of the November SPA, the Company and the Investors entered into a Registration Rights Agreement, dated as of November 26, 2003 (the "Registration Rights Agreement"), pursuant to which the Company agreed to provide certain registration rights with respect to the Registrable Securities (as defined in the Registration Rights Agreement) under the United States Securities Act of 1933, as amended (the "1933 Act"), and the rules and regulations promulgated thereunder, and applicable state securities laws;

          E. Pursuant to the terms of a Securities Purchase Agreement, dated as of the date hereof, by and among the Company and the buyers set forth therein, a copy of which is attached hereto as Exhibit A (the "Preferred SPA"), the Company desires to sell certain Series A Preferred Shares, nominal value NIS 0.05 per share (the "Preferred Shares") in a private placement (the "Private Placement Transaction");

          F. In connection with entering into the Private Placement Transaction, the Company is entering into a Registration Rights Agreement, dated as of the date hereof, a copy of which is attached hereto as Exhibit B (the "Preferred RRA") granting the purchasers of the Preferred Shares registration rights as to the Ordinary Shares issuable upon conversion of the Preferred Shares;

          G. The Company and the Investor desire to enter into this Agreement, pursuant to which upon satisfaction of certain conditions, among other things,
(i) the Company will prepay the entire outstanding principal amount of the Investor's Initial Notes for a cash payment equal to [US$800,000] [US$500,000] [US$700,000] [US$500,000] [US$500,000], plus accrued and unpaid interest on the Initial Notes through the date of redemption (the "Investor Redemption Amount");
(ii) the Investor shall exchange its Purchase Rights for warrants in the form attached hereto as Exhibit C to acquire at an exercise price of US$0.90 up to [888,889] [555,556] [777,778] [555,556] [555,556] Ordinary Shares (as exercised,
"Replacement Warrant Shares") (each, a "Replacement Warrant" and together with any warrants issued in replacement thereof in accordance with the terms thereof and any warrants issued to any Other Investor in exchange for the termination of their respective Purchase Rights, the "Replacement Warrants") and (iii) the Company shall issue to the Investor a number of Preferred Shares determined by dividing [US$120,000] [US$75,000] [US$105,000] [US$75,000] [US$75,000] by the
Purchase Price for each Preferred Share as set forth in Section 1(a)(iii) of the Preferred SPA (the "Investor Preferred Shares");

          H. The parties hereto desire that the Replacement Warrant Shares either be covered by an amendment or supplement to the existing Registration Statement (as defined in the Registration Rights Agreement) (File No. 333-111734) (the "Current Registration Statement") covering the Ordinary Shares underlying the Notes or by registration rights terms substantially identical to those set forth in the Registration Rights Agreement;

          I. The Company and the Investors desire to terminate the Security Agreements and in connection therewith to have the Investors release to the Company all of the Collateral in the possession of the Collateral Agent and terminate the financing statements related to the Collateral (as all such capitalized terms are defined in the Security Agreements);

          J. The exchange of the Initial Notes and the Purchase Rights for the Replacement Warrants and the Investor Preferred Shares is being made in reliance upon the exemption from registration provided by Section 3(a)(9) of the 1933 Act; and

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

          K. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed to them in the November SPA.

          NOW, THEREFORE, the Company and the Investor hereby agree as follows:

          1.   REDEMPTION OF INITIAL NOTES; EXCHANGE OF PURCHASE RIGHTS.
               ---------------------------------------------------------

               (a) Redemption and Exchange. Subject to satisfaction (or waiver) of the conditions set forth in Sections 5 and 6, the Company shall at the Closing (as defined below), in exchange for the Investor surrendering to the Company its Initial Notes and cancellation of the Purchase Rights, deliver to the Investor an amount equal to the Investor Redemption Amount, the Replacement Warrants and the Investor Preferred Shares.

               (b) Termination of Security Agreements and Release of Collateral. At the Closing, the parties hereto will take all actions necessary such that the Security Agreements shall be terminated, including, without limitation, the release to the Grantor of any Collateral held by the Collateral Agent and the filing of any terminations to financing statements.

               (c) Closing Date. The date and time of the Closing (the "Closing Date") shall be at the time of the closing under the Preferred SPA as set forth in Section 1(a)(i) of the Preferred SPA, subject to notification of satisfaction (or waiver) of the conditions to the Closing set forth in Sections 5 and 6 below (or such later date as is mutually agreed to by the Company and the Investor). The Closing shall occur on the Closing Date at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022.

               (d) Form of Payment. On the Closing Date, (i) the Company (A) shall pay to the Investor the Investor Redemption Amount, by wire transfer of immediately available funds in accordance with the Investor's written wire instructions, (B) shall issue and deliver to the Investor the Replacement Warrants, duly executed on behalf of the Company and registered in the name of the Investor or its designee, and (C) shall issue and deliver to the Investor stock certificates representing the Investor Preferred Shares and (ii) the Investor shall (A) take such action as is necessary to cause to terminate the Security Agreements and (B) deliver to the Company the Investor's Initial Notes for cancellation.

          2.   AMENDMENTS TO TRANSACTION DOCUMENTS.
               ------------------------------------

               (a)  November SPA. The November SPA is hereby amended as follows:

                    (i) The defined term "Additional Warrant" is hereby amended to mean the "Replacement Warrant";

                    (ii) The defined term "Additional Warrant Shares" is hereby amended to mean the "Replacement Warrant Shares";

                    (iii) Sections 1(a)(ii), 1(c), 6(b) and 7(b) are hereby deleted in their entirety;



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

                    (iv) The defined term "Transaction Documents" is hereby amended to include this Agreement, the Replacement Warrants and the Amended and Restated Articles of Association of the Company (or any other organizational document) setting forth the terms, preferences and rights of the Preferred Shares; and

                    (v) Section 4(m) of the May SPA is hereby deleted in its entirety.

               (b)  Registration  Rights  Agreement.   The  Registration  Rights
Agreement is hereby amended as follows:

                    (i) The definition of "Additional Warrants" is hereby amended to mean the Replacement Warrants.

                    (ii) The definition of "Additional Warrant Shares" is hereby amended to mean the Replacement Warrant Shares.

                    (iii) The definition of "Additional Registrable Securities" is hereby amended to mean the Replacement Warrant Shares issued or issuable upon exercise of the Replacement Warrants, the Ordinary Shares issuable upon conversion of the Investor Preferred Shares and any share capital of the Company issued or issuable with respect to the Replacement Warrant Shares, the Replacement Warrants or the Investor Preferred Shares as a result of any share split, share dividend, recapitalization, exchange or similar event or otherwise, without regard to any limitations on exercise of the Replacement Warrants or the Investor Preferred Shares.

                    (iv) Section 2(b) is hereby amended and restated as follows:

               The Company shall prepare, and, as soon as practicable but in no event later than 30 days after the Closing Date (as such term is defined in the Amendment, Redemption and Exchange Agreements, dated October 31, 2004, by and between the Company and each of the Investors) (the "Additional Filing Deadline"), file with the SEC an Additional Registration Statement on Form F-3 covering the resale of all of the Additional Registrable Securities. In the event that Form F-3 is unavailable for such a registration, the Company shall use such other form as is available for such a registration, subject to the provisions of Section 2(e). Each Additional Registration Statement prepared pursuant hereto shall register for resale at least that number of Ordinary Shares equal to the product of (x)
               1.3 and (y) the number Additional Registrable Securities as of the trading day immediately preceding the date the Additional Registration Statement is initially filed with the SEC, subject to adjustment as provided in Section 2(f). Each Additional Registration Statement shall contain (except if otherwise directed by the holders of at least a majority of the Registrable Securities) the "Selling Shareholders"


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

               section in substantially the form attached hereto as Exhibit B and the "Plan of Distribution" attached hereto as Exhibit B. The Company shall use its best efforts to have each Additional Registration Statement declared effective by the SEC as soon as practicable, but in no event later than the date which is 120 days after the aforementioned Closing Date (each, an "Additional Effectiveness Deadline").

                    (v)       Section   2(f)  is  hereby   amended  to  add  the
     following sentence at the end of thereof:

               Notwithstanding anything in this Agreement to the contrary, the Registration Delay Payments (as defined in the Registration Rights Agreement) shall not exceed $200,000 in the aggregate. Notwithstanding anything herein to the contrary, such Registration Delay Payments shall be the exclusive monetary remedy of any holder by reason of a delay in or reduction of its ability to sell the underlying Ordinary Shares.

               Section 5 is hereby amended to delete the words "and $5,000 for each Additional Registration Statement" from the last sentence thereof.

               (c) From the date of execution of the definitive Preferred SPA, which shall take place no later than November 1, 2004, until the earlier of (i) the Closing Date and (ii) December 14, 2004, the Investor agrees:

                    (i)       to  waive  all   restrictions   and  rights  under
     Sections 4(q) and 4(n) of the November SPA and May SPA, respectively, insofar as these relate to the Private Placement Transaction; and

                    (ii)      not to exercise its Purchase Rights.

               (d) In the event that the Closing does not occur due to the Company's or the Investor's failure to satisfy the conditions set forth in Sections 5 and 6 hereof (and the nonbreaching party 's failure to waive such unsatisfied conditions (s)), the nonbreaching party shall have the option to terminate this Agreement. Upon such termination, the terms hereof shall be null and void and the parties shall continue to comply with all terms and conditions of the Transaction Documents, as in effect prior to the execution of this Agreement.

          3.   REPRESENTATIONS AND WARRANTIES
               ------------------------------

               (a) Investor Bring Down. The Investor hereby represents and warrants as to itself only as set forth in Section 2(a)-(g) and Section 2(h) and
(i) (as to this Agreement) of the November SPA as if such representations and warranties were made as of the date hereof and set forth in their entirety in this Agreement. Such representations and warranties in the November SPA to the transactions thereunder and the securities issued thereby are hereby deemed for purposes of this Agreement to be references to the transactions hereunder and the issuance of the securities hereby.

               (b) The investor hereby represents and warrants as to itself only:

                    (i) The Investor was not formed for the specific purpose of acquiring the securities; and

                    (ii) The Investor, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the securities, and has so evaluated the merits and risks of such investment. The Investor is able to bear the economic risk of an investment in the securities and, at the present time, is able to afford a complete loss of such investment.

               (c) Company Bring Down. The Company represents and warrants to the Investor as set forth in Section 3 of the November SPA and in Section 3 of the Preferred SPA as if such representations and warranties were made as of the date hereof and set forth in their entirety in this Agreement; provided that the Schedules to the November SPA are replaced in their entirety by the Schedules attached to this Agreement (the "New Schedules") and the representations and warranties in the November SPA are qualified in their entirety by the New Schedules (regardless of whether such representations and warranties provide for a Schedule).

          4.   CERTAIN COVENANTS
               -----------------

               (a) Termination of Security Agreements. At the Closing, the Security Agreements shall be deemed terminated, and all terms and references thereto in the November SPA shall be deemed null and void.

               (b) Disclosure of Transactions and Other Material Information. On or before the filing the 6-K Filing pursuant to Section 4(i) of the Preferred SPA, which shall take place no later than November 4, 2004,, the Company shall file a Current Report on Form 6-K describing the terms of the transactions contemplated by this Agreement and by the documents relating to the redemption and exchange of the Investor's Initial Notes and exchange of the Investor's Purchase Rights on the Closing Date in the form required by the 1934 Act, and attaching the material transaction documents (including, without limitation, this Agreement (and all schedules to this Agreement), and the form of the Replacement Warrants) as exhibits to such filing (including all attachments, the "6-K Filing", and the description and attachments, the "6-K Materials"). The 6-K Materials shall be subject to the Investor's prior approval, not to be unreasonably withheld or delayed. From and after the filing of the 6-K Filing with the SEC, the Investor shall not be in possession of any material, nonpublic information received from the Company, any of its Subsidiaries or any of its respective officers, directors, employees or agents, that is not disclosed in the 6-K Filing. The Company shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, employees and agents, not to, provide the Investor with any material nonpublic information regarding the Company or any of its Subsidiaries from and after the filing of the 6-K Filing with the SEC without the express written consent of the Investor. In the event of a breach of the foregoing covenant by the Company, any of its

Subsidiaries, or any of its or their respective officers, directors, employees and agents, in addition to any other remedy provided herein or in the Transaction Documents, the Investor shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of the 6-K Materials without the prior approval by the Company, its Subsidiaries, or any of its or their respective officers, directors, employees or agents. Provided that the disclosure is made in good faith and reflects material nonpublic information received by the Investor from the Company, the Investor shall not have any liability to the Company, its Subsidiaries, or any of its or their respective officers, directors, employees, shareholders or agents for any such disclosure. Subject to the foregoing, neither the Company nor the Investor shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, with the prior approval of the Investor (not to be unreasonably withheld or delayed), to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filing and contemporaneously therewith and (ii) as is required by (or reasonably determined by the Company to be required by) applicable law and regulations, including the applicable rules and regulations of the Principal Market (provided that in the case of clause (i) the Investor shall be consulted by the Company (although the consent of the Investor shall not be required) in connection with any such press release or other public disclosure prior to its release).

               (c) Fees and Expenses. Except as otherwise set forth in this Agreement, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all stamp and other taxes and duties levied in connection with the sale of the Replacement Warrants and Investor Preferred Shares.

          5.   CONDITIONS TO COMPANY'S OBLIGATIONS HEREUNDER.
               ----------------------------------------------

               The obligations of the Company hereunder are subject to the satisfaction of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion by providing the Investor with prior written notice thereof:

               (a)  The  Investor   shall  have  executed  this   Agreement  and
delivered the same to the Company.

               (b) The Investor shall have delivered to the Company the Investor's Initial Notes, in furtherance of their cancellation.

               (c) The representations and warranties of the Investor shall be true and correct as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and such Investor shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Investor at or prior to the Closing Date.



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

               (d) The Company shall have entered into separate but substantially identical redemption, amendment and exchange agreements with each of the Other Investors and all conditions to the closings contemplated by such agreements shall have been satisfied or waived.

               (e) The Company shall have received Shareholder Approval, as defined under the Preferred SPA, and any required approvals from the Office of Chief Scientist in the Israeli Ministry of Industry and Trade (the "OCS") and the Israel Investment Center.

               (f) The Investor shall have delivered to the Company such other documents relating to the transactions contemplated by this Agreement as the Company or its counsel may reasonably request.

          6.   CONDITIONS TO INVESTOR'S OBLIGATIONS HEREUNDER.
               -----------------------------------------------

               The obligations of the Investor hereunder are subject to the satisfaction of each of the following conditions, provided that these conditions are for the Investor's sole benefit and may be waived by the Investor at any time in its sole discretion by providing the Company with prior written notice thereof:

               (a)  The  Company  shall  have  executed  and  delivered  to such
Investor  (i)  this   Agreement,   (ii)  the   Replacement   Warrants  (in  such
denominations as such Investor shall request) and (iii) the Investor Preferred Shares.

               (b) The Company shall have delivered or caused to be delivered to the Investor the Investor Redemption Amount by wire transfer of immediately available funds pursuant to the wire instructions provided by the Investor.

               (c) The Investor shall have received and been named in all of the closing deliverables pursuant to the Preferred SPA in a manner identical to the buyers set forth in the Preferred SPA, provided that such deliverables will not include any rights to the issuance of Preferred Shares pursuant to the Private Placement Transaction.

               (d) The Company shall have delivered to the Investor a notification from Israel counsel to the Company that it has filed with the Israel Registrar of Companies an Amended and Restated Articles of Association, setting forth the relative terms, preferences and rights of the Preferred Shares, in the form attached to the Preferred SPA.

               (e) The Board of Directors of the Company shall have adopted resolutions consistent with Section 3(b) of the November SPA after giving effect to the amendments contemplated by this Agreement.

               (f) The Company shall have delivered to the Investor a certificate, executed by the Secretary of the Company and dated as of the date hereof, as to (i) the resolutions authorizing the transactions set froth herein as adopted by the Company's Board of Directors (the "Resolutions"), and (ii) the Amended and Restated Articles of Association, each as in effect at the Closing Date, in the form attached hereto as Exhibit D.

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

               (g) The representations and warranties of the Company shall be true and correct as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Closing Date. The Investor shall have received a certificate, executed by the Chief Executive Officer of the Company, dated as of the Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by the Investor in the form attached hereto as Exhibit E.

               (h) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the issuance of the Replacement Warrants and the Investor Preferred Shares.

               (i) The Company shall have delivered to the Investor such other documents relating to the transactions contemplated by this Agreement as the Investor or its counsel may reasonably request.

               (j) The Company shall have met all conditions necessary to consummate the Private Placement Transaction, which will result in gross proceeds to the Company of not less than US$ 2,000,000, after the consummation of the transactions contemplated by this Agreement.

          7.   MISCELLANEOUS.
               --------------

               (a) Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

               (b) Counterparts. This Agreement may be executed in one or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

               (c) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

               (d)  Severability.  If any provision of this  Agreement  shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

               (e) Entire Agreement; Effect on Prior Agreements; Amendments. Except for the Transaction Documents (to the extent any such Transaction Document is not cancelled or amended by this Agreement), this Agreement supersedes all other prior oral or written agreements between the Investor, the Company, their affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Investor makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the Investor and to the extent that Other Investors may be affected thereby, by holders of Replacement Warrants representing at least two-thirds of the aggregate Replacement Warrant Shares issuable upon exercise thereof; provided, however, to the extent that such amendment relates to the rights and/or obligations associated with the Investor Preferred shares, the terms of the Amended and Restated Articles of Association shall govern. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. The Company has not, directly or indirectly, made any agreements with any of the Investors relating to the terms or conditions of the transactions contemplated hereby except as set forth or referenced herein as amended or cancelled by this Agreement.

               (f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

               If to the Company:

                         Commtouch Software Ltd.
                         1A Hazoran Street
                         Poleg Industrial Park
                         P.O. Box 8511
                         Netanya 42504
                         Israel
                         Telephone:     (011) 972-9-863-6888
                         Facsimile:     (011) 972-9-863-6863
                         Attention:     Chief Executive Officer

               with a copy to:

                         Commtouch Inc.
                         1300 Crittenden Lane
                         Suite 103
                         Mountain View, California  94043
                         Telephone:     (650) 864-2000
                         Facsimile:     (650) 864-2002
                         Attention:     Gary Davis, Esq.

               and
                         Pillsbury Winthrop LLP
                         2475 Hanover Street
                         Palo Alto, California  94304
                         Telephone:     (650) 233-4500
                         Facsimile:     (650) 233-4545
                         Attention:     Lior O. Nuchi, Esq.

               If to the Investor:

                         To the address set forth under such Investor's name on the signature page hereof.

               with a copy to (for informational purposes only):

                         Schulte Roth & Zabel LLP
                         919 Third Avenue
                         New York, New York  10022
                         Telephone:     (212) 756-2000
                         Facsimile:     (212) 593-5955
                         Attention:     Eleazer Klein, Esq.

or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change.
Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

          The Company hereby irrevocably appoints Gary Davis, Esq. at Commtouch Inc, 1300 Crittenden Lane, Suite 103, Mountain View, California 94043,
Telephone: (650) 864-2290, Facsimile: (650) 864-2006, as its agent for the receipt of service of process in connection with any action pursuant to any Transaction Document in the United States. The Company agrees that any document may be effectively served on it in connection with any action, suit or proceeding in the United States by service on its agents.

          Any document shall be deemed to have been duly served if marked for the attention of the agent at its address (as set out above) or such other address in the United States as may be notified to the party wishing to serve the document and delivered in accordance with the notice provisions set forth in this Section 7(f).

          If the Company's agent at any time ceases for any reason to act as such, the Company shall appoint a replacement agent having an address for service in the United States and shall notify each Buyer in writing of the name and address of the replacement agent. Failing such appointment and notification, each Buyer shall be entitled by notice to the Company to appoint a replacement agent to act on the Company's behalf. The provisions of this Section 7(f) applying to service on an agent apply equally to service on a replacement agent.

               (g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Replacement Warrants. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Investor, except pursuant to an Organic Change (as defined in Section 4(b) of the Warrants) with respect to which the Company is in compliance with Section 4(b) of the Warrants. The Investor may assign some or all of its rights hereunder without the consent of the Company, in which event such assignee shall be deemed to be a Investor hereunder with respect to such assigned rights, but only if the assignee has assumed all obligations (as well as all rights) of the assignor/Investor.

               (h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

               (i) Survival. The representations and warranties of the Company and the Investor contained herein, and the agreements and covenants set forth herein, shall survive the Closing.

               (j) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

               (k) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

               (l)  Remedies.  The  Investor  and each holder of the  Securities shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law; provided, however, that, except as expressly provided herein, the Investor shall not be deemed to have any third party beneficiary rights under the Preferred SPA or the Preferred RRA. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under this Agreement, any remedy at law may prove to be inadequate relief to the Investor. The Company therefore agrees that the Investor shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.

               (m)  Tax Adjustments.

                    (i) All payments by the Company to the Investor and any of their respective assignees in regard or in connection with this Agreement, the other Transaction Documents or any of the Replacement Warrants, the Replacement Warrant Shares, the Investor Preferred Shares or the Ordinary Shares issuable upon conversion of the Investor Preferred Shares shall be made in freely transferable United States Dollars and free and clear of and without deduction for any present or future income, excise, stamp, documentary, property or franchise taxes and other taxes, levies, fees, duties, withholdings or other charges of any nature whatsoever ("Taxes"), whether of any governmental agency or authority in Israel or otherwise, and including any stamp taxes or any other similar taxes which may be required in Israel for enforcement purposes or any stamp tax due upon issuance of the shares underlying the Investor Preferred Shares and the Replacement Warrants. In the event that any withholding or deduction from any interest, distribution or payment to be made by the Company hereunder, the other Transaction Documents or any of the Replacement Warrants, the Replacement Warrant Shares, the Investor Preferred Shares or the Ordinary Shares issuable upon conversion of the Investor Preferred Shares is required in respect of any Taxes pursuant to any applicable law, rule or regulation, then the Company shall promptly:

                         (a) pay directly or caused to be paid directly to the relevant authority the full amount required to be so withheld or deducted;

                         (b) forward to the Investor an official receipt or other documentation satisfactory to the Investor evidencing such payment to such authority; and

                         (c) pay to the Investor such additional amount or amounts as is necessary to ensure that the net amount actually received by the Investor will equal the full amount the Investor would have received had no such withholding or deduction been required.

                    (ii) The Company further agrees that if any present or future taxes, fees, duties, withholdings or other charges of any nature whatsoever imposed by any taxing authority, including franchise taxes and taxes imposed on or measured by the Investor's net income or receipts ("Further Taxes") are directly or indirectly asserted against the Investor with respect to any payment of any additional amount described in paragraph
     (iii) and received by the Investor hereunder, the Investor may pay such Further Taxes and the Company will promptly pay to the Investor such additional amounts (including all penalties, interest or expenses) that the Investor specifies as necessary to preserve the after-tax return that the Investor would have received if such Taxes or Further Taxes had not been imposed.

                    (iii) If the Company fails to pay any Taxes when due to the appropriate taxing authority or fails to remit to the Investor the required receipts or other required documentary evidence, the Company shall indemnify the Investor for any incremental Taxes, interest, penalties, expenses and costs that may become payable or are incurred by the Investor as a result of any such failure. In addition to the foregoing, the Company hereby indemnifies and holds the Investor harmless for any and all payments made by any Investor of any Taxes and Further Taxes and for any liabilities (including penalties, interest, legal costs and expenses) incurred by the Investor or which may be imposed on any Investor in connection therewith or any delays in their payment.



                            [Signature Page Follows]

          IN WITNESS WHEREOF, the Investor and the Company have caused this Redemption, Amendment and Exchange Agreement to be duly executed as of the date first written above.

COMPANY:                                   INVESTOR:

COMMTOUCH SOFTWARE LTD.                    SMITHFIELD FIDUCIARY LLC


By:  /s/   GIDEON MANTEL                   By:   /s/ ADAM J. CHILL
   ---------------------------------          ----------------------------------
    Name:  Gideon Mantel                      Name:  Adam J. Chill
    Title: Chief Executive Officer            Title: Authorized Signatory


                                           OMICRON MASTER TRUST


                                           By:   /s/ BRUCE BERNSTEIN
                                              ----------------------------------
                                              Name:  Bruce Bernstein
                                              Title: Managing Partner


                                           CRANSHIRE CAPITAL L.P.

                                           By:   /s/ MITCHELL KOPIN
                                              ----------------------------------
                                              Name:  Mitchell Kopin
                                              Title: President,
                                                     Downsview Capital
                                                     The General Partner


                                           VERTICAL VENTURES, LLC


                                           By:   /s/ JOSHUA SILVERMAN
                                              ----------------------------------
                                              Name:  Joshua Silverman
                                              Title: Partner


                                           ISRAEL SEED IV, L.P.


                                           By:   /s/ NEIL COHEN
                                              ----------------------------------
                                              Name:  Neil Cohen
                                              Title: Director,
                                                     Israel Venture Partners
                                                     2000 Ltd.


                                           Address for Notice:

                                           [______________]
                                           [______________]
                                           [______________]
                                           Attention: ______________
                                           Facsimile:  (___) ___-____
                                           Telephone:  (___) ___-____

                                           IROQUOIS CAPITAL LP [only for
                                           purposes of agreement to Sections
                                           2(a)(5) and  2(c)(i) above]


                                           By:   /s/ JOSHUA SILVERMAN
                                              ----------------------------------
                                              Name:  Joshua Silverman
                                              Title: Partner